05011637

Via airmail

Security and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
United States of America

Geneva, 27 September 2005

Re: Compagnie Financière Richemont SA/Richemont S.A. (File No. 82 – 4102) – Rule 12g3 – 2(b)

SUPPL

Ladies and Gentlemen

In connection with Compagnie Financière Richemont SA's (the Company's) exemption pursuant to Rule 12g3 – 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the dividend press adverts in English, French and German. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 207 519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms Katrina D. Buerkle, of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, NW., Washington D.C. 20005.

Very truly yours,

J. A. Sanders

Judith Sanders

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

10/5

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENEVA
RICHEMONT SA, LUXEMBOURG

Dividend Payment

The annual general meetings of Compagnie Financière Richemont SA, Geneva and Richemont SA, Luxembourg were held on 15 September 2005.

The dividends approved by the shareholders of Compagnie Financière Richemont SA and Richemont SA will be paid in euros as follows:

	Gross dividend per unit	Withholding tax at 35 %	Net payable per unit
Ordinary dividend			
Richemont SA, Luxembourg	€ 0.460	-	€ 0.460
Compagnie Financière Richemont SA, Switzerland	€ 0.040	(€ 0.014)	€ 0.026
	€ 0.500	(€ 0.014)	€ 0.486
Special dividend			
Richemont SA, Luxembourg	€ 0.500	-	€ 0.500
	€ 1.000	(€ 0.014)	€ 0.986

Swiss withholding tax at 35 % will be deducted from the dividend of € 0.04 payable by Compagnie Financière Richemont SA.

Holders of Richemont units may be entitled to a full or partial refund of the withholding tax, dependent upon their fiscal status. Any refund will be effected in Swiss francs in accordance with the usual procedures applicable to dividends paid by Swiss companies.

The Swiss franc equivalent of the withholding tax deduction, calculated using the rate of exchange prevailing on the date at declaration of the dividend, is SFr 0.0216 per unit.

The dividend payable by Richemont SA, Luxembourg is free of withholding tax.

19 September 2005

Compagnie Financière Richemont SA
1201 Geneva, Switzerland

Richemont SA
Luxembourg

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENF
RICHEMONT SA, LUXEMBURG

Dividendenauszahlung

Die Generalversammlungen der Compagnie Financière Richemont SA, Genf und Richemont SA, Luxemburg wurden am 15. September 2005 abgehalten.

Die von den Aktionären der Compagnie Financière Richemont SA und der Richemont SA genehmigten Dividenden werden wie folgt in Euro ausgeschüttet:

	Bruttodividende pro Einheit	Quellensteuer Steuersatz 35%	Nettozahlung pro Einheit
Ordentliche Dividende			
Richemont SA, Luxembourg	€ 0.460		€ 0.460
Compagnie Financière Richemont SA, Schweiz	€ 0.040	(€ 0.014)	€ 0.026
	€ 0.500	(€ 0.014)	€ 0.486
Ausserordentliche Dividende			
Richemont SA, Luxembourg	€ 0.500		€ 0.500
	€ 1.000	(€ 0.014)	€ 0.986

Die schweizerische Quellensteuer (Verrechnungssteuer) in Höhe von 35% wird von der Dividende von € 0.04, die von Compagnie Financière Richemont SA zu zahlen ist, abgezogen.

Die Richemont Einheitseigner sind in Abhängigkeit von ihrem jeweiligen steuerrechtlichen Status gegebenenfalls berechtigt, die vollständige oder teilweise Rückerstattung der Verrechnungssteuer zu verlangen. Jede Rückerstattung erfolgt in Schweizer Franken und in Übereinstimmung mit den auf Dividendenauszahlungen durch Schweizer Unternehmen anwendbaren üblichen Vorschriften.

Der Schweizer Franken Betrag des Verrechnungssteuerabzugs, auf Grundlage des am Tage der Dividendenfestsetzung geltenden Wechselkurses, ist SFr. 0.0216 pro Einheit.

Die Dividendenauszahlung durch Richemont SA, Luxemburg erfolgt ohne Quellensteuerabzug.

19. September 2005

Compagnie Financière Richemont SA
1201 Genf, Schweiz

Richemont SA
Luxemburg

293206

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENF
RICHEMONT SA, LUXEMBURG

Dividendenauszahlung

Die Generalversammlungen der Compagnie Financière Richemont SA, Genf und Richemont SA, Luxemburg wurden am 15. September 2005 abgehalten.

Die von den Aktionären der Compagnie Financière Richemont SA und der Richemont SA genehmigten Dividenden werden wie folgt in Euro ausgeschüttet:

	Bruttodividende pro Einheit	Quellensteuer Steuersatz 35%	Nettozahlung pro Einheit
Ordentliche Dividende			
Richemont SA, Luxembourg	€ 0.460	-	€ 0.460
Compagnie Financière Richemont SA, Schweiz	€ 0.040	(€ 0.014)	€ 0.026
	€ 0.500	(€ 0.014)	€ 0.486
Ausserordentliche Dividende			
Richemont SA, Luxembourg	€ 0.500	-	€ 0.500
	€ 1.000	(€ 0.014)	€ 0.986

Die schweizerische Quellensteuer (Verrechnungssteuer) in Höhe von 35 % wird von der Dividende von € 0.04, die von Compagnie Financière Richemont SA zu zahlen ist, abgezogen.

Die Richemont Einheitseigner sind in Abhängigkeit von ihrem jeweiligen steuerrechtlichen Status gegebenenfalls berechtigt, die vollständige oder teilweise Rückerstattung der Verrechnungssteuer zu verlangen. Jede Rückerstattung erfolgt in Schweizer Franken und in Übereinstimmung mit den auf Dividendenauszahlungen durch Schweizer Unternehmen anwendbaren üblichen Vorschriften.

Der Schweizer Franken Betrag des Verrechnungssteuerabzugs, auf Grundlage des am Tage der Dividendenfestsetzung geltenden Wechselkurses, ist SFr. 0.0216 pro Einheit.

Die Dividendenauszahlung durch Richemont SA, Luxemburg erfolgt ohne Quellensteuerabzug.

19. September 2005

Compagnie Financière Richemont SA
1201 Genf, Schweiz

Richemont SA
Luxemburg

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENF
RICHEMONT SA, LUXEMBURG

Dividendenauszahlung

Die Generalversammlungen der Compagnie Financière Richemont SA, Genf und Richemont SA, Luxemburg wurden am 15. September 2005 abgehalten.

Die von den Aktionären der Compagnie Financière Richemont SA und der Richemont SA genehmigten Dividenden werden wie folgt in Euro ausgeschüttet:

	Bruttodividende pro Einheit	Quellensteuer Steuersatz 35%	Nettozahlung pro Einheit
Ordentliche Dividende			
Richemont SA, Luxembourg	€ 0.460	-	€ 0.460
Compagnie Financière Richemont SA, Schweiz	€ 0.040	(€ 0.014)	€ 0.026
	€ 0.500	(€ 0.014)	€ 0.486
Ausserordentliche Dividende			
Richemont SA, Luxembourg	€ 0.500	-	€ 0.500
	€ 1.000	(€ 0.014)	€ 0.986

Die schweizerische Quellensteuer (Verrechnungssteuer) in Höhe von 35 % wird von der Dividende von € 0.04, die von Compagnie Financière Richemont SA zu zahlen ist, abgezogen.

Die Richemont-Einheitseigner sind in Abhängigkeit von ihrem jeweiligen steuerrechtlichen Status gegebenenfalls berechtigt, die vollständige oder teilweise Rückerstattung der Verrechnungssteuer zu verlangen. Jede Rückerstattung erfolgt in Schweizer Franken und in Übereinstimmung mit den auf Dividendenauszahlungen durch Schweizer Unternehmen anwendbaren üblichen Vorschriften.

Der Schweizer Franken Betrag des Verrechnungssteuerabzugs, auf Grundlage des am Tage der Dividendenfestsetzung geltenden Wechselkurses, ist SFr. 0.0216 pro Einheit.

Die Dividendenauszahlung durch Richemont SA, Luxemburg erfolgt ohne Quellensteuerabzug.

19. September 2005

Compagnie Financière Richemont SA
1201 Genf, Schweiz

Richemont SA
Luxemburg

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENÈVE
RICHEMONT SA, LUXEMBOURG

Paiement du dividende

Les Assemblées Générales Ordinaires des Actionnaires de la Compagnie Financière Richemont SA, Genève, et de Richemont SA, Luxembourg, se sont tenues le 15 septembre 2005.

Les dividendes décidés par les actionnaires de la Compagnie Financière Richemont SA et Richemont SA seront payés en Euros de la manière suivante:

	Dividende brut par unité	Impôt anticipé de 35 %	Montant net payable par unité
Dividende ordinaire			
Richemont SA, Luxembourg	€ 0.460	-	€ 0.460
Compagnie Financière Richemont SA, Suisse	€ 0.040	(€ 0.014)	€ 0.026
	€ 0.500	(€ 0.014)	€ 0.486
Dividende spécial			
Richemont SA, Luxembourg	€ 0.500	-	€ 0.500
	€ 1.000	(€ 0.014)	€ 0.986

L'impôt anticipé suisse de 35 % sera déduit du dividende de € 0.04 distribué par la Compagnie Financière Richemont SA.

Les détenteurs d'unités Richemont peuvent bénéficier d'un remboursement total ou partiel de l'impôt anticipé selon leur statut fiscal. Tout remboursement sera effectué en francs suisses conformément aux procédures habituelles applicables aux dividendes payés par des sociétés suisses.

Le montant, en francs suisses, de l'impôt à la source déduit du dividende, calculé au taux de change en vigueur à la date de la déclaration du dividende, est de Sfr. 0.0216 par unité.

Le dividende payable par Richemont SA, Luxembourg, est sans déduction d'un impôt anticipé.

Le 19 septembre 2005

Compagnie Financière Richemont SA
1201 Genève, Suisse

Richemont SA
Luxembourg

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENÈVE
RICHEMONT SA, LUXEMBOURG

Paiement du dividende

Les Assemblées Générales Ordinaires des Actionnaires de la Compagnie Financière Richemont SA, Genève, et de Richemont SA, Luxembourg, se sont tenues le 15 septembre 2005.

Les dividendes décidés par les actionnaires de la Compagnie Financière Richemont SA et Richemont SA seront payés en Euros de la manière suivante:

	Dividende brut par unité	Impôt anticipé de 35 %	Montant net payable par unité
Dividende ordinaire			
Richemont SA, Luxembourg	€ 0.460	-	€ 0.460
Compagnie Financière Richemont SA, Suisse	€ 0.040	(€ 0.014)	€ 0.026
	€ 0.500	(€ 0.014)	€ 0.486
Dividende spécial			
Richemont SA, Luxembourg	€ 0.500	-	€ 0.500
	€ 1.000	(€ 0.014)	€ 0.986

L'impôt anticipé suisse de 35 % sera déduit du dividende de € 0.04 distribué par la Compagnie Financière Richemont SA.

Les détenteurs d'unités Richemont peuvent bénéficier d'un remboursement total ou partiel de l'impôt anticipé selon leur statut fiscal. Tout remboursement sera effectué en francs suisses conformément aux procédures habituelles applicables aux dividendes payés par des sociétés suisses.

Le montant, en francs suisses, de l'impôt à la source déduit du dividende, calculé au taux de change en vigueur à la date de la déclaration du dividende, est de Sfr. 0.0216 par unité.

Le dividende payable par Richemont SA, Luxembourg, est sans déduction d'un impôt anticipé.

Le 19 septembre 2005

Compagnie Financière Richemont SA
1201 Genève, Suisse

Richemont SA
Luxembourg

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENF
RICHEMONT SA, LUXEMBURG

Dividendenauszahlung

Die Generalversammlungen der Compagnie Financière Richemont SA, Genf und Richemont SA, Luxemburg wurden am 15. September 2005 abgehalten.

Die von den Aktionären der Compagnie Financière Richemont SA und der Richemont SA genehmigten Dividenden werden wie folgt in Euro ausgeschüttet:

	Bruttodividende pro Einheit	Quellensteuer Steuersatz 35%	Nettozahlung pro Einheit
Ordentliche Dividende			
Richemont SA, Luxembourg	€ 0.460	-	€ 0.460
Compagnie Financière Richemont SA, Schweiz	€ 0.040	(€ 0.014)	€ 0.026
	€ 0.500	(€ 0.014)	€ 0.486
Ausserordentliche Dividende			
Richemont SA, Luxembourg	€ 0.500	-	€ 0.500
	€ 1.000	(€ 0.014)	€ 0.986

Die schweizerische Quellensteuer (Verrechnungssteuer) in Höhe von 35 % wird von der Dividende von € 0.04, die von Compagnie Financière Richemont SA zu zahlen ist, abgezogen.

Die Richemont Einheitseigner sind in Abhängigkeit von ihrem jeweiligen steuerrechtlichen Status gegebenenfalls berechtigt, die vollständige oder teilweise Rückerstattung der Verrechnungssteuer zu verlangen. Jede Rückerstattung erfolgt in Schweizer Franken und in Übereinstimmung mit den auf Dividendenauszahlungen durch Schweizer Unternehmen anwendbaren üblichen Vorschriften.

Der Schweizer Franken Betrag des Verrechnungssteuerabzugs, auf Grundlage des am Tage der Dividendenfestsetzung geltenden Wechselkurses, ist SFr. 0.0216 pro Einheit.

Die Dividendenauszahlung durch Richemont SA, Luxemburg erfolgt ohne Quellensteuerabzug.

19. September 2005

Compagnie Financière Richemont SA
1201 Genf, Schweiz

Richemont SA
Luxemburg

RICHEMONT

4120274

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENF
RICHEMONT SA, LUXEMBURG

Dividendenauszahlung

Die Generalversammlungen der Compagnie Financière Richemont SA, Genf und Richemont SA, Luxemburg wurden am 15. September 2005 abgehalten.

Die von den Aktionären der Compagnie Financière Richemont SA und der Richemont SA genehmigten Dividenden werden wie folgt in Euro ausgeschüttet:

	Bruttodividende pro Einheit	Quellensteuer Steuersatz 35%	Nettozahlung pro Einheit
Ordentliche Dividende			
Richemont SA, Luxembourg	€ 0.460	-	€ 0.460
Compagnie Financière Richemont SA, Schweiz	€ 0.040	(€ 0.014)	€ 0.026
	€ 0.500	(€ 0.014)	€ 0.486
Ausserordentliche Dividende			
Richemont SA, Luxembourg	€ 0.500	-	€ 0.500
	€ 1.000	(€ 0.014)	€ 0.986

Die schweizerische Quellensteuer (Verrechnungssteuer) in Höhe von 35 % wird von der Dividende von € 0.04, die von Compagnie Financière Richemont SA zu zahlen ist, abgezogen.

Die Richemont Einheitseigner sind in Abhängigkeit von ihrem jeweiligen steuerrechtlichen Status gegebenenfalls berechtigt, die vollständige oder teilweise Rückerstattung der Verrechnungssteuer zu verlangen. Jede Rückerstattung erfolgt in Schweizer Franken und in Übereinstimmung mit den auf Dividendenauszahlungen durch Schweizer Unternehmen anwendbaren üblichen Vorschriften.

Der Schweizer Franken Betrag des Verrechnungssteuerabzugs, auf Grundlage des am Tage der Dividendenfestsetzung geltenden Wechselkurses, ist SFr. 0.0216 pro Einheit.

Die Dividendenauszahlung durch Richemont SA, Luxemburg erfolgt ohne Quellensteuerabzug.

19. September 2005

Compagnie Financière Richemont SA
1201 Genf, Schweiz

Richemont SA
Luxemburg

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENF
RICHEMONT SA, LUXEMBURG

Dividendenauszahlung

Die Generalversammlungen der Compagnie Financière Richemont SA, Genf und Richemont SA, Luxemburg wurden am 15. September 2005 abgehalten.

Die von den Aktionären der Compagnie Financière Richemont SA und der Richemont SA genehmigten Dividenden werden wie folgt in Euro ausgeschüttet:

	Bruttodividende pro Einheit	Quellensteuer Steuersatz 35%	Nettozahlung pro Einheit
Ordentliche Dividende			
Richemont SA, Luxembourg	€ 0.460	-	€ 0.460
Compagnie Financière Richemont SA, Schweiz	€ 0.040	(€ 0.014)	€ 0.026
	€ 0.500	(€ 0.014)	€ 0.486
Ausserordentliche Dividende			
Richemont SA, Luxembourg	€ 0.500	-	€ 0.500
	€ 1.000	(€ 0.014)	€ 0.986

Die schweizerische Quellensteuer (Verrechnungssteuer) in Höhe von 35 % wird von der Dividende von € 0.04, die von Compagnie Financière Richemont SA zu zahlen ist, abgezogen.

Die Richemont Einheitseigner sind in Abhängigkeit von Ihrer jeweiligen steuerrechtlichen Situation gegebenenfalls berechtigt, die vollständige oder teilweise Rückerstattung der Verrechnungssteuer zu verlangen. Jede Rückerstattung erfolgt in Schweizer Franken und in Übereinstimmung mit den auf Dividendenauszahlungen durch Schweizer Unternehmen anwendbaren üblichen Vorschriften. Der Schweizer-Franken-Betrag wird auf Grundlage des am Tage der Dividendenfestsetzung geltenden Wechselkurses errechnet.

Eine weitere Bekanntmachung, welche in Schweizer Franken den Verrechnungssteuerabzug in bezug auf die von Compagnie Financière Richemont SA zu zahlende Dividende angibt, erfolgt zu gegebener Zeit.

Die Dividendenauszahlung durch Richemont SA, Luxemburg erfolgt ohne Quellensteuerabzug.

Die Dividenden von Compagnie Financière Richemont SA und Richemont SA, Luxemburg sind zahlbar ab 19. September 2005. Die Auszahlung erfolgt spesenfrei. Die Auszahlung der Dividende durch Compagnie Financière Richemont SA erfolgt gegen Einreichung des Coupons Nr. 5, und die Auszahlung der Dividende durch Richemont SA, Luxemburg erfolgt gegen Einreichung des Coupons Nr. 4.

Coupons können bei allen Niederlassungen der folgenden Banken zur Auszahlung eingereicht werden:

UBS AG
Bank Vontobel AG
Pictet & Cie
Lombard Odier Darier Hentsch & Cie

16. September 2005

Compagnie Financière Richemont SA
1201 Genf, Schweiz

Richemont SA
Luxemburg

293206

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENEVE
RICHEMONT SA, LUXEMBOURG

Paiement du dividende

Les Assemblées Générales Ordinaires des Actionnaires de la Compagnie Financière Richemont SA, Genève, et de Richemont SA, Luxembourg, se sont tenues le 15 septembre 2005.

Les dividendes décidés par les actionnaires de la Compagnie Financière Richemont SA et Richemont SA seront payés en Euros de la manière suivante:

	Dividende brut par unité	Impôt anticipé de 35 %	Montant net payable par unité
Dividende ordinaire			
Richemont SA, Luxembourg	€ 0.460	-	€ 0.460
Compagnie Financière Richemont SA, Suisse	€ 0.040	(€ 0.014)	€ 0.026
	€ 0.500	(€ 0.014)	€ 0.486
Dividende spécial			
Richemont SA, Luxembourg	€ 0.500	-	€ 0.500
	€ 1.000	(€ 0.014)	€ 0.986

L'impôt anticipé suisse de 35% sera déduit du dividende de € 0.04 distribué par la Compagnie Financière Richemont SA.

Les détenteurs d'unités Richemont peuvent bénéficier d'un remboursement total ou partiel de l'impôt anticipé selon leur statut fiscal. Tout remboursement sera effectué en francs suisses conformément aux procédures habituelles applicables aux dividendes payés par des sociétés suisses. Le montant en francs suisses sera calculé au taux de change en vigueur à la date de déclaration du dividende.

Une annonce précisant l'équivalent en francs suisses de l'impôt à la source déduit du dividende payable par la Compagnie Financière Richemont SA sera faite ultérieurement.

Le dividende payable par Richemont SA, Luxembourg, est sans déduction d'un impôt anticipé.

Les dividendes de la Compagnie Financière Richemont SA, Genève, et de Richemont SA, Luxembourg, seront payables à partir du 19 septembre 2005, sans frais. Le dividende de la Compagnie Financière Richemont SA sera exigible contre remise du coupon N°5 et celui de Richemont SA, Luxembourg, contre remise du coupon N° 4.

Les coupons peuvent être remis pour paiement à toutes les succursales des banques suivantes:

UBS AG
Bank Vontobel AG
Pictet & Cie
Lombard Odier Darier Hentsch & Cie

Le 16 septembre 2005

Compagnie Financière Richemont SA
1201 Genève, Suisse

Richemont SA
Luxembourg

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENEVE
RICHEMONT SA, LUXEMBOURG

Paiement du dividende

Les Assemblées Générales Ordinaires des Actionnaires de la Compagnie Financière Richemont SA, Genève, et de Richemont SA, Luxembourg, se sont tenues le 15 septembre 2005.

Les dividendes décidés par les actionnaires de la Compagnie Financière Richemont SA et Richemont SA seront payés en Euros de la manière suivante:

	Dividende brut par unité	Impôt anticipé de 35 %	Montant net payable par unité
Dividende ordinaire			
Richemont SA, Luxembourg	€ 0.460	-	€ 0.460
Compagnie Financière Richemont SA, Suisse	€ 0.040	(€ 0.014)	€ 0.026
	€ 0.500	(€ 0.014)	€ 0.486
Dividende spécial			
Richemont SA, Luxembourg	€ 0.500	-	€ 0.500
	€ 1.000	(€ 0.014)	€ 0.986

L'impôt anticipé suisse de 35% sera déduit du dividende de € 0.04 distribué par la Compagnie Financière Richemont SA.

Les détenteurs d'unités Richemont peuvent bénéficier d'un remboursement total ou partiel de l'impôt anticipé selon leur statut fiscal. Tout remboursement sera effectué en francs suisses conformément aux procédures habituelles applicables aux dividendes payés par des sociétés suisses. Le montant en francs suisses sera calculé au taux de change en vigueur à la date de déclaration du dividende.

Une annonce précisant l'équivalent en francs suisses de l'impôt à la source déduit du dividende payable par la Compagnie Financière Richemont SA sera faite ultérieurement.

Le dividende payable par Richemont SA, Luxembourg, est sans déduction d'un impôt anticipé.

Les dividendes de la Compagnie Financière Richemont SA, Genève, et de Richemont SA, Luxembourg, seront payables à partir du 19 septembre 2005, sans frais. Le dividende de la Compagnie Financière Richemont SA sera exigible contre remise du coupon N°5 et celui de Richemont SA, Luxembourg, contre remise du coupon N° 4.

Les coupons peuvent être remis pour paiement à toutes les succursales des banques suivantes:

UBS AG
Bank Vontobel AG
Pictet & Cie
Lombard Odier Darier Hentsch & Cie

Le 16 septembre 2005

Compagnie Financière Richemont SA
1201 Genève, Suisse

Richemont SA
Luxembourg

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENF
RICHEMONT SA, LUXEMBURG

Dividendenauszahlung

Die Generalversammlungen der Compagnie Financière Richemont SA, Genf und Richemont SA, Luxemburg wurden am 15. September 2005 abgehalten.

Die von den Aktionären der Compagnie Financière Richemont SA und der Richemont SA genehmigten Dividenden werden wie folgt in Euro ausgeschüttet:

	Bruttodividende pro Einheit	Quellensteuer Steuersatz 35%	Nettozahlung pro Einheit
Ordentliche Dividende			
Richemont SA, Luxembourg	€ 0.460	-	€ 0.460
Compagnie Financière Richemont SA, Schweiz	€ 0.040	(€ 0.014)	€ 0.026
	€ 0.500	(€ 0.014)	€ 0.486
Ausserordentliche Dividende			
Richemont SA, Luxembourg	€ 0.500	-	€ 0.500
	€ 1.000	(€ 0.014)	€ 0.986

Die schweizerische Quellensteuer (Verrechnungssteuer) in Höhe von 35 % wird von der Dividende von € 0.04, die von Compagnie Financière Richemont SA zu zahlen ist, abgezogen.

Die Richemont Einheitseigner sind in Abhängigkeit von Ihrer jeweiligen steuerrechtlichen Situation gegebenenfalls berechtigt, die vollständige oder teilweise Rückerstattung der Verrechnungssteuer zu verlangen. Jede Rückerstattung erfolgt in Schweizer Franken und in Übereinstimmung mit den auf Dividendenauszahlungen durch Schweizer Unternehmen anwendbaren üblichen Vorschriften. Der Schweizer-Franken-Betrag wird auf Grundlage des am Tage der Dividendenfestsetzung geltenden Wechselkurses errechnet.

Eine weitere Bekanntmachung, welche in Schweizer Franken den Verrechnungssteuerabzug in bezug auf die von Compagnie Financière Richemont SA zu zahlende Dividende angibt, erfolgt zu gegebener Zeit.

Die Dividendenauszahlung durch Richemont SA, Luxemburg erfolgt ohne Quellensteuerabzug.

Die Dividenden von Compagnie Financière Richemont SA und Richemont SA, Luxemburg sind zahlbar ab 19. September 2005. Die Auszahlung erfolgt spesenfrei. Die Auszahlung der Dividende durch Compagnie Financière Richemont SA erfolgt gegen Einreichung des Coupons Nr. 5, und die Auszahlung der Dividende durch Richemont SA, Luxemburg erfolgt gegen Einreichung des Coupons Nr. 4.

Coupons können bei allen Niederlassungen der folgenden Banken zur Auszahlung eingereicht werden:

UBS AG
Bank Vontobel AG
Pictet & Cie
Lombard Odier Darier Hentsch & Cie

16. September 2005

Compagnie Financière Richemont SA
1201 Genf, Schweiz

Richemont SA
Luxemburg

RICHEMONT

4120274

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENF
RICHEMONT SA, LUXEMBURG

Dividendenauszahlung

Die Generalversammlungen der Compagnie Financière Richemont SA, Genf und Richemont SA, Luxemburg wurden am 15. September 2005 abgehalten.

Die von den Aktionären der Compagnie Financière Richemont SA und der Richemont SA genehmigten Dividenden werden wie folgt in Euro ausgeschüttet:

	Bruttodividende pro Einheit	Quellensteuer Steuersatz 35%	Nettozahlung pro Einheit
Ordentliche Dividende			
Richemont SA, Luxembourg	€ 0.460	-	€ 0.460
Compagnie Financière Richemont SA, Schweiz	€ 0.040	(€ 0.014)	€ 0.026
	€ 0.500	(€ 0.014)	€ 0.486
Ausserordentliche Dividende			
Richemont SA, Luxembourg	€ 0.500	-	€ 0.500
	€ 1.000	(€ 0.014)	€ 0.986

Die schweizerische Quellensteuer (Verrechnungssteuer) in Höhe von 35 % wird von der Dividende von € 0.04, die von Compagnie Financière Richemont SA zu zahlen ist, abgezogen.

Die Richemont Einheitseigner sind in Abhängigkeit von Ihrer jeweiligen steuerrechtlichen Situation gegebenenfalls berechtigt, die vollständige oder teilweise Rückerstattung der Verrechnungssteuer zu verlangen. Jede Rückerstattung erfolgt in Schweizer Franken und in Übereinstimmung mit den auf Dividendenauszahlungen durch Schweizer Unternehmen anwendbaren üblichen Vorschriften. Der Schweizer-Franken-Betrag wird auf Grundlage des am Tage der Dividendenfestsetzung geltenden Wechselkurses errechnet.

Eine weitere Bekanntmachung, welche in Schweizer Franken den Verrechnungssteuerabzug in bezug auf die von Compagnie Financière Richemont SA zu zahlende Dividende angibt, erfolgt zu gegebener Zeit.

Die Dividendenauszahlung durch Richemont SA, Luxemburg erfolgt ohne Quellensteuerabzug.

Die Dividenden von Compagnie Financière Richemont SA und Richemont SA, Luxemburg sind zahlbar ab 19. September 2005. Die Auszahlung erfolgt spesenfrei. Die Auszahlung der Dividende durch Compagnie Financière Richemont SA erfolgt gegen Einreichung des Coupons Nr. 5, und die Auszahlung der Dividende durch Richemont SA, Luxemburg erfolgt gegen Einreichung des Coupons Nr. 4.

Coupons können bei allen Niederlassungen der folgenden Banken zur Auszahlung eingereicht werden:

UBS AG
Bank Vontobel AG
Pictet & Cie
Lombard Odier Darier Hentsch & Cie

16. September 2005

Compagnie Financière Richemont SA
1201 Genf, Schweiz

Richemont SA
Luxemburg

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENEVA
RICHEMONT SA, LUXEMBOURG

Dividend Payment

The annual general meetings of Compagnie Financière Richemont SA, Geneva and Richemont SA, Luxembourg were held on 15 September 2005.

The dividends approved by the shareholders of Compagnie Financière Richemont SA and Richemont SA will be paid in euros as follows:

	Gross dividend per unit	Withholding tax at 35 %	Net payable per unit
Ordinary dividend			
Richemont SA, Luxembourg	€ 0.460	-	€ 0.460
Compagnie Financière Richemont SA, Switzerland	€ 0.040	(€ 0.014)	€ 0.026
	€ 0.500	(€ 0.014)	€ 0.486
Special dividend			
Richemont SA, Luxembourg	€ 0.500	-	€ 0.500
	€ 1.000	(€ 0.014)	€ 0.986

Swiss withholding tax at 35 % will be deducted from the dividend of € 0.04 payable by Compagnie Financière Richemont SA.

Holders of Richemont units may be entitled to a full or partial refund of the withholding tax, dependent upon their fiscal status. Any refund will be effected in Swiss francs in accordance with the usual procedures applicable to dividends paid by Swiss companies. The Swiss franc equivalent will be calculated using the rate of exchange prevailing on the date of declaration of the dividend.

A further announcement, detailing the Swiss franc equivalent of the withholding tax deduction from the dividend payable by Compagnie Financière Richemont SA, will be made in due course.

The dividend payable by Richemont SA, Luxembourg is free of withholding tax.

Both the Compagnie Financière Richemont SA and Richemont SA, Luxembourg dividends are payable from 19 September 2005, free of charges. The Compagnie Financière Richemont SA dividend will be payable against coupon no. 5 and the Richemont SA, Luxembourg dividend will be payable against coupon no. 4.

Coupons may be presented for payment at any branch of the following banks:

UBS AG
Bank Vontobel AG
Pictet & Cie
Lombard Odier Darier Hentsch & Cie

16 September 2005

Compagnie Financière Richemont SA
1201 Geneva, Switzerland

Richemont SA
Luxembourg

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENF
RICHEMONT SA, LUXEMBURG

Dividendenauszahlung

Die Generalversammlungen der Compagnie Financière Richemont SA, Genf und Richemont SA, Luxemburg wurden am 15. September 2005 abgehalten.

Die von den Aktionären der Compagnie Financière Richemont SA und der Richemont SA genehmigten Dividenden werden wie folgt in Euro ausgeschüttet:

	Bruttodividende pro Einheit	Quellensteuer Steuersatz 35%	Nettozahlung pro Einheit
Ordentliche Dividende			
Richemont SA, Luxembourg	€ 0.460	-	€ 0.460
Compagnie Financière Richemont SA, Schweiz	€ 0.040	(€ 0.014)	€ 0.026
	€ 0.500	(€ 0.014)	€ 0.486
Ausserordentliche Dividende			
Richemont SA, Luxembourg	€ 0.500	-	€ 0.500
	€ 1.000	(€ 0.014)	€ 0.986

Die schweizerische Quellensteuer (Verrechnungssteuer) in Höhe von 35 % wird von der Dividende von € 0.04, die von Compagnie Financière Richemont SA zu zahlen ist, abgezogen.

Die Richemont Einheitseigner sind in Abhängigkeit von Ihrer jeweiligen steuerrechtlichen Situation gegebenenfalls berechtigt, die vollständige oder teilweise Rückerstattung der Verrechnungssteuer zu verlangen. Jede Rückerstattung erfolgt in Schweizer Franken und in Übereinstimmung mit den auf Dividendenauszahlungen durch Schweizer Unternehmen anwendbaren üblichen Vorschriften. Der Schweizer-Franken-Betrag wird auf Grundlage des am Tage der Dividendenfestsetzung geltenden Wechselkurses errechnet.

Eine weitere Bekanntmachung, welche in Schweizer Franken den Verrechnungssteuerabzug in bezug auf die von Compagnie Financière Richemont SA zu zahlende Dividende angibt, erfolgt zu gegebener Zeit.

Die Dividendenauszahlung durch Richemont SA, Luxemburg erfolgt ohne Quellensteuerabzug.

Die Dividenden von Compagnie Financière Richemont SA und Richemont SA, Luxemburg sind zahlbar ab 19. September 2005. Die Auszahlung erfolgt spesenfrei. Die Auszahlung der Dividende durch Compagnie Financière Richemont SA erfolgt gegen Einreichung des Coupons Nr. 5, und die Auszahlung der Dividende durch Richemont SA, Luxemburg erfolgt gegen Einreichung des Coupons Nr. 4.

Coupons können bei allen Niederlassungen der folgenden Banken zur Auszahlung eingereicht werden:

UBS AG
Bank Vontobel AG
Pictet & Cie
Lombard Odier Darier Hentsch & Cie

16. September 2005

Compagnie Financière Richemont SA
1201 Genf, Schweiz

Richemont SA
Luxemburg

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENF
RICHEMONT SA, LUXEMBURG

Dividendenauszahlung

Die Generalversammlungen der Compagnie Financière Richemont SA, Genf und Richemont SA, Luxemburg wurden am 15. September 2005 abgehalten.

Die von den Aktionären der Compagnie Financière Richemont SA und der Richemont SA genehmigten Dividenden werden wie folgt in Euro ausgeschüttet:

	Bruttodividende pro Einheit	Quellensteuer Steuersatz 35%	Nettozahlung pro Einheit
Ordentliche Dividende			
Richemont SA, Luxembourg	€ 0.460	-	€ 0.460
Compagnie Financière Richemont SA, Schweiz	€ 0.040	(€ 0.014)	€ 0.026
	€ 0.500	(€ 0.014)	€ 0.486
Ausserordentliche Dividende			
Richemont SA, Luxembourg	€ 0.500	-	€ 0.500
	€ 1.000	(€ 0.014)	€ 0.986

Die schweizerische Quellensteuer (Verrechnungssteuer) in Höhe von 35 % wird von der Dividende von € 0.04, die von Compagnie Financière Richemont SA zu zahlen ist, abgezogen.

Die Richemont Einheitseigner sind in Abhängigkeit von Ihrer jeweiligen steuerrechtlichen Situation gegebenenfalls berechtigt, die vollständige oder teilweise Rückerstattung der Verrechnungssteuer zu verlangen. Jede Rückerstattung erfolgt in Schweizer Franken und in Übereinstimmung mit den auf Dividendenauszahlungen durch Schweizer Unternehmen anwendbaren üblichen Vorschriften. Der Schweizer-Franken-Betrag wird auf Grundlage des am Tage der Dividendenfestsetzung geltenden Wechselkurses errechnet.

Eine weitere Bekanntmachung, welche in Schweizer Franken den Verrechnungssteuerabzug in bezug auf die von Compagnie Financière Richemont SA zu zahlende Dividende angibt, erfolgt zu gegebener Zeit.

Die Dividendenauszahlung durch Richemont SA, Luxemburg erfolgt ohne Quellensteuerabzug.

Die Dividenden von Compagnie Financière Richemont SA und Richemont SA, Luxemburg sind zahlbar ab 19. September 2005. Die Auszahlung erfolgt spesenfrei. Die Auszahlung der Dividende durch Compagnie Financière Richemont SA erfolgt gegen Einreichung des Coupons Nr. 5, und die Auszahlung der Dividende durch Richemont SA, Luxemburg erfolgt gegen Einreichung des Coupons Nr. 4.

Coupons können bei allen Niederlassungen der folgenden Banken zur Auszahlung eingereicht werden:

UBS AG — Pictet & Cie
Bank Vontobel AG — Lombard Odier Darier Hentsch & Cie

16. September 2005

Compagnie Financière Richemont SA
1201 Genf, Schweiz

Richemont SA
Luxemburg